                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

  Behrens  Christopher  C.
   (Last)  (First)  (Middle)

  c/o Chase Capital Partners (FN 1)
  380 Madison Avenue- 12th Floor
   (Street)

  New York  New York  10017
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

  Patina Oil & Gas Corporation ("POG")

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

  December 1999

5. If Amendment, Date of Original (Month/Year)

  1/10/00

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /x/ Director                            /x/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /x/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

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
                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                   3/15/99     A              728           A    3.4379      85,481       I              By CVCA,
                                                                                                                      LLC (FN 1)

Common Stock                   6/15/99     A              396           A    6.3125      85,877       I              By CVCA,
                                                                                                                      LLC (FN 1)

Common Stock                   9/15/99     A              290           A    8.625       86,167       I              By CVCA,
                                                                                                                      LLC (FN 1)

Common Stock                   12/15/99    A              315           A    7.9375      86,482       I              By CVCA,
                                                                                                                      LLC (FN 1)




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
                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Convertible Preferred                     2.6316                   P              104,888                     Immed.

Non-Qualified Stock Option                2.9375       2/18/99     A              5,000                       Immed.      2/18/04
                                                                                                               (FN 3)

Non-Qualified Stock Option                5.1250       5/29/99     A              5,000                       Immed.      5/29/04
                                                                                                               (FN 3)

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Convertible Preferred        Common Stock                 276,023      PIK (FN 2)     1,779,796      I

Non-Qualified Stock Option   Common Stock                 5,000                       5,000          D (FN 3)
                                                                                      10,000         I               (FN 3)

Non-Qualified Stock Option   Common Stock                 5,000                       10,000         D (FN 3)
                                                                                      10,000         I               (FN 3)



Explanation of Responses:

(1) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by Chase Venture Capital Associates, LLC ("CVCA, LLC"), a portion of which may be attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is the managing member of CVCA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including CVCA, LLC's internal rate of return and vesting. The reporting person disclaims beneficial ownership to the extent it exceeds his pecuniary interest. Pursuant to an internal reorganization effective as of January 1, 2000, (i) CVCA, LLC became the successor to Chase Venture Capital Associates, LP ("CVCA, LP"), (ii) CCP-SBIC Manager, LLC, a newly organized wholly-owned subsidiary of CCP, became the managing member of CVCA, LLC, and (iii) CCP-CMC Consolidating, LLC ("Consolidating"), a newly-organized affiliate of CCP, became the non-managing member of CVCA, LLC. CCP is the managing menber of Consolidating, and pursuant to a master advisory agreement with CCP-SBIC Manager, LLC and Consolidating, the manager, by delegation, of CVCA, LLC. Prior to the internal reorganization, the sole shareholder of Consolidating was the limited partner of CVCA, LP. The internal reorganization changed CVCA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

 (2) Dividends on Convertible Preferred Stock were payable in kind through October 21, 1999.

 (3) Stock option grant for non-employee directors issued pursuant to the 1996 Patina Non-Employee Stock Option Plan. Exercisable as follows: 30% on first anniversary date of transaction, 30% on second anniversary date of transaction, and 40% on third anniversary. Arnold Chavkin, a general partner of CCP and a former director of the Issuer, and the reporting person are obligated to exercise the options upon the request of CVCA and to transfer all shares received upon such exercise to CVCA.





 /s/  Christopher C. Behrens                     2/23/2000
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).